CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11—Computation of Earnings Per Share

(In thousands, except per share amounts)

	2005	2004	2003
BASIC:
Net Income	$122,906	$88,808	$80,961

Weighted average shares outstanding	63,857	61,868	60,341

Basic earnings per share	$1.92	$1.44	$1.34
DILUTED:
Net Income	$122,906	$88,808	$80,961
After-tax interest cost of convertible debt	3,673	3,679	1,360

Net Income plus assumed debt conversion	$126,579	$92,487	$82,321

Weighted average shares outstanding	63,857	61,868	60,341
Dilutive effect of convertible debt	3,226	3,226	1,209
Incremental shares under stock option plans	2,206	2,972	2,958

Adjusted weighted average shares outstanding	69,289	68,066	64,508

Diluted earnings per share	$1.83	$1.36	$1.28